SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

June 27, 2017

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________)

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946) and on March 14, 2016 (Registration No. 333-210151)

Enclosure: Partner Communications announces the launch of its Tv services

PARTNER COMMUNICATIONS ANNOUNCES THE LAUNCH
OF ITS TV SERVICES

ROSH HA'AYIN, Israel, June 27, 2017 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced today the launch of television services over the internet, further to the Company's previous reports regarding this matter.

The Company's television service will include, among others, 40 linear channels, Video on Demand (VOD) content, and as part of the Android TV's operating system capabilities, the service subscribers will be able to add content, games and music applications directly from Google Play. The television service will be provided both as a single service as well as part of double and triple offers together with internet and fixed-line telephony services.

In addition, as part of the collaboration with Netflix, as previously reported by the Company in May 2017, Partner will offer a television package that will include the Netflix content services in Israel. The Netflix content will be offered directly through Partner's set-top box interface, and will allow an easy and convenient user experience for the service subscribers.

For further information please see the Company's press release and immediate report (on Form 6-K) dated September 12, 2016 at:

https://www.sec.gov/Archives/edgar/data/1096691/000117891316006473/zk1618994.htm or http://mayatase.co.il/reports/details/1057557, and from May 29 2017 at https://www.sec.gov/Archives/edgar/data/1096691/000117891317001635/zk1720055.htm or http://maya.tase.co.il/reports/details/1100925.

Forward Looking Statements
This press release includes forward-looking statements, as that term is defined in Section 27A of the Securities Act, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Words such as “will”, "believe", "anticipate", "expect", "intend", "strive", "seek", "plan", "could", "may", "foresee", "target", "objective" and similar expressions typically convey forward-looking statements, but these words are not the only words that convey such statements.  All statements other than statements of historical fact included in this press release and any statements regarding other future events or our future prospects, are forward-looking statements. We have based these forward-looking statements on our current knowledge and our present beliefs and projections regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner and possible regulatory and legal developments. For further information regarding risks we may face regarding television services see "Item 3D.1f The State may impose regulations on TV content services provided over the Internet, which may negatively affect our business and results of operations" and "Item 3D.2c Entry into the television services market entails costs, without expectations of profitability in the short term" in the Company's 2016 Annual Report on Form 20-F filed with the SEC as well as its current reports on Form 6-K furnished to the SEC.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).
For more information about Partner see:

http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:

Mr. David (Dudu) Mizrahi Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ David (Dudu) Mizrahi
Name:	David (Dudu) Mizrahi
Title:	Chief Financial Officer

Dated: June 27, 2017